August 8, 2012

Via EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Eurocan Holdings Ltd.
Registration Statement on Form S-1
filed November 14, 2011
File No. 333-177918

Dear Mr. Spirgel:

We hereby respectfully request, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on August 9, 2012 at 4:30 p.m. (Eastern Time) or as soon as practicable thereafter.

We acknowledge that if the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it will not foreclose the Commission from taking any action with respect to the filing.

We further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We further acknowledge that the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Michael Williams

Michael Williams

President